EXHIBIT 99.1

Pengrowth Announces the Planned Retirement of Current CEO Derek Evans and the Pending Appointment of Peter Sametz as President and CEO

CALGARY, Alberta, Feb. 20, 2018 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (TSX:PGF) (NYSE:PGH) today announced the appointment of Mr. Peter D. (“Pete”) Sametz as President and Chief Executive Officer and member of the Board of Directors effective March 15th, 2018. Peter replaces Derek Evans who will be retiring as an officer and director of the company on March 14th, 2018. Derek will continue in a transitional advisory role reporting to the Board Chair until June 30th, 2018 to provide support during the leadership transition.

“On behalf of the Board, I am delighted to welcome Peter to Pengrowth. We believe his extensive SAGD/heavy oil experience is an excellent complement to our industry leading SAGD project at Lindbergh which is the growth engine for Pengrowth and now represents 71 percent of its reserves base. His strategic knowledge of the current and emerging technologies available to enhance value on this world class asset at manageable capital levels provides tremendous opportunity to Pengrowth shareholders going forward,” commented Kel Johnston, Chairman of the Board of Directors of Pengrowth. “We also want to thank Derek for his leadership and unwavering commitment to the transformational change that has laid the foundation for strong future growth. Derek’s contribution to sourcing a SAGD expert to lead the new entity is a testament to his commitment to the success of the transformed company where he has one of the largest individual shareholdings. We wish Derek well in all his future endeavors’ and thank him for his leadership and his outstanding personal contribution in the transformation of Pengrowth from a legacy conventional producer with limited opportunities to a top quartile SAGD producer with over 30,000 bbls/d of future development opportunities.”

Mr. Sametz is a seasoned oil and gas executive with over 35 years of experience in a variety of technical and leadership roles. He is a proven innovator with extensive experience in heavy oil, bitumen, SAGD, steam/power and the engineering, procurement and construction sectors. He has significant strategic experience having served as a CEO and Director of numerous public and private companies and industry associations.

“I’m excited to be joining the Pengrowth team. The quality of the team and the chance to work on a world class SAGD project such as Lindbergh is a rare and unique opportunity to create significant value for shareholders,” said Mr. Sametz. “I am highly encouraged by the patience and support that shareholders have demonstrated during the transformation and further recognize the significant commitment that Seymour Schulich has made to the Company as its major shareholder and am looking forward to working with the Pengrowth team and our shareholders as we continue to grow Lindbergh production efficiently in smaller, lower cost increments.”

Mr. Sametz has a Bachelor of Engineering (mechanical) degree from Carleton University in Ottawa and is a member of APEGA and the Institute of Corporate Directors. He is active in the community with a variety of organizations; has served on the Board of Directors of CAPP and is the founder of the In-Situ Oil Sands Alliance; and has been the Chairman of several local and international heavy oil conferences.

About Pengrowth:

Pengrowth Energy Corporation is a Canadian intermediate energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western basin for over 28 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com